Exhibit 99.6

Signet Group plc

Request to receive full Annual Reports and Accounts. You will receive the Annual Review (containing a Summary Financial Statement) instead of the full Annual Reports and Accounts for the financial year ending 2 February 2008 and all future financial years unless you notify the Company in an appropriate manner to the contrary. If you wish to receive the full Annual Reports and Accounts:

1.	for the year ending 2 February 2008: tick Box A below; and/or

2.	for all subsequent financial years ending after 2 February 2008: tick Box B below;

and return this form to Capita Registrars by 29 June 2007 in the enclosed pre-paid envelope.

Box A	I wish to receive the full Annual Reports and Accounts for the year ending 2 February 2008.

or

Box B	I wish to receive the full Annual Reports and Accounts for the year ending 2 February 2008 and all subsequent financial years.

Signature: ......................................................	Date: ..............................

Notes:
(a)	If you wish to receive only the Annual Review for the financial year ending 2 February 2008 and future financial years you need take no action.
(b)	This form must be signed or executed (see notes (c) and (d) below) by the registered shareholder.
(c)	In the case of a corporation, this card should be executed under its common seal, if any, or in any other manner permitted by law and having the same effect as if executed under seal or signed by a duly authorised officer or attorney, whose capacity should be stated.
(d)	In the case of joint holders, a request to receive the full Annual Reports and Accounts will be accepted from the first named holder.
(e)	Your entitlement to receive the Annual Review or full Reports and Accounts will cease if you cease to be a shareholder in the Company.